SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2019

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

This Form 6-K furnishes the following exhibits which are attached hereto:

4.1	License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011
4.2

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013

4.3	Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013
4.4

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012

4.5

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004

4.6

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001

4.7

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013

4.8	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013

Portions of each of these exhibits have been omitted in reliance on the recent revisions to Item 601(b)(10) and (b)(2) of Regulation S-K, governing redaction of confidential information in material contracts.  These exhibits were previously filed as Exhibits 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.18 and 10.19, respectively, to the Company’s Registration Statement on Form F-1 filed on October 16, 2015, as amended, which omitted the same information pursuant to the confidential treatment request process of the Securities and Exchange Commission in effect prior to such recent revisions.

***

The information in this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

2

EXHIBIT INDEX

4.1+	License and Collaboration Agreement by and between Hutchison MediPharma Limited and AstraZeneca AB (publ) dated as of December 21, 2011
4.2+

Amended and Restated Exclusive License and Collaboration Agreement by and among Hutchison MediPharma Limited, Eli Lilly Trading (Shanghai) Company Limited and Hutchison China MediTech Limited dated as of October 8, 2013

4.3+	Option Agreement by and between Hutchison China MediTech Limited and Eli Lilly and Company dated as of October 8, 2013
4.4+

Joint Venture Agreement by and among Hutchison MediPharma (Hong Kong) Limited, Nestlé Health Science S.A., Nutrition Science Partners Limited and Hutchison China MediTech Limited dated as of November 27, 2012

4.5+

English translation of Sino-Foreign Joint Venture Contract by and between Guangzhou Baiyunshan Pharmaceutical Holdings Company Limited and Hutchison Chinese Medicine (Guangzhou) Investment Limited dated as of November 28, 2004

4.6+

English translation of Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Hutchison Chinese Medicine (Shanghai) Investment Limited dated as of January 6, 2001

4.7+

English translation of Fourth Amendment to Sino-Foreign Joint Venture Contract by and between Shanghai Traditional Chinese Medicine Co., Ltd. and Shanghai Hutchison Chinese Medicine (HK) Investment Limited dated as of March 8, 2013

4.8+	English translation of Sino-Foreign Joint Venture Contract by and between Sinopharm Group Co. Ltd. and Hutchison Chinese Medicine GSP (HK) Holdings Limited dated as of December 18, 2013

+                 Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date:  May 2, 2019

4